Amended and restated term sheet† To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Amended and restated term sheet to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated December 20, 2012; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Callable Step-Up Fixed Rate Notes due December 24, 2032

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 24, 2032, subject to postponement as described below.
•	Interest on the notes will be payable semiannually on each Interest Payment Date in arrears at a rate per annum equal to (a) for the first year to the fifth year, an interest rate equal to 3.10% per annum, (b) for the sixth year to the tenth year, an interest rate equal to 3.15% per annum, (c) for the eleventh year to the fifteenth year, an interest rate equal to 3.25% per annum, (d) for the sixteenth year, an interest rate equal to 4.00% per annum, (e) for the seventeenth year, an interest rate equal to 5.00% per annum, (f) for the eighteenth year, an interest rate equal to 6.00% per annum, (g) for the nineteenth year, an interest rate equal to 7.00% per annum and (h) for the twentieth year, an interest rate equal to 8.00% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of notes. Additionally, the interest rate on the notes does not step up significantly until later of the term of the notes. See “Selected Risk Considerations” in this amended and restated term sheet.
•	These notes, which have a relatively long term, may be more risky than notes with a shorter term. See “Selected Risk Considerations” in this amended and restated term sheet.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes are expected to price on or about December 20, 2012 and are expected to settle on or about December 24, 2012.

Key Terms

Pricing Date:	December 20, 2012, provided, however, if such day is not a business day, the business day immediately following the Pricing Date.
Issue Date:	December 24, 2012, provided, however, if such day is not a business day, the business day immediately following the Issue Date.
Maturity Date:	December 24, 2032, provided, however, if such day is not a business day, the business day immediately following the Maturity Date.
Payment at Maturity:	If we have not elected to redeem the notes prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:	At our option, we may redeem the notes, in whole but not in part, on the 24th calendar day of June and December of each year (each such date, a “Redemption Date”), commencing December 24, 2017. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest. Such amounts will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding (a) the Redemption Date or (b) if earlier, the date in which payment is to be made (as described below). We will provide notice of redemption at least 5 business days prior to the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the business day immediately following the Redemption Date. No additional interest will be paid with respect to a postponement of the Redemption Date.
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (180 / 360)

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Interest Payment Date.

Interest Rate:	From (and including)	To (but excluding)	Interest Rate
	December 24, 2012	December 24, 2017	3.10% per annum
	December 24, 2017	December 24, 2022	3.15% per annum
	December 24, 2022	December 24, 2027	3.25% per annum
	December 24, 2027	December 24, 2028	4.00% per annum
	December 24, 2028	December 24, 2029	5.00% per annum
	December 24, 2029	December 24, 2030	6.00% per annum
	December 24, 2030	December 24, 2031	7.00% per annum
	December 24, 2031	December 24, 2032	8.00% per annum
The dates above refer to originally scheduled Interest Payment Dates and dates on which interest is paid may be adjusted as described below.

Interest Period:	The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.
Interest Payment Date:	Interest on the notes will be payable semiannually in arrears on the 24th calendar day of June and December of each year (each such date, an “Interest Payment Date”), commencing June 24, 2013, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately following the Interest Payment Date. No additional interest will be paid with respect to a postponement of the Interest Payment Date. See “Selected Purchase Considerations — Semiannual Interest Payments” in this amended and restated term sheet for more information.
CUSIP:	48126DLX5

†This amended and restated term sheet amends and restates the term sheet related hereto dated December 7, 2012 to product supplement no. 1-I in its entirety (the term sheet is available on the SEC website at http://sec.gov/Archives/edgar/data/19617/000089109212007293/e51048fwp.htm)

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-1 of this amended and restated term sheet.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet, the accompanying product supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $57.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $35.00 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $35.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $57.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $70.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 20, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this amended and restated term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated December 7, 2012 in its entirety. You should not rely on the term sheet related hereto dated December 7, 2012 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our Unsecured and unsubordinated obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	SEMIANNUAL INTEREST PAYMENTS — The notes offer semiannual interest payments which will accrue at a rate equal to the applicable Interest Rate and will be payable semiannual in arrears on the 24th calendar day of June and December of each year, commencing June 24, 2013, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the business day immediately preceding (a) the applicable Interest Payment Date or (b) if earlier, the date on which the interest payment is to be made (as described below). If an Interest Payment Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date.
•	POTENTIAL SEMIANNUAL REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 24th calendar day of June and December of each year (each such date, a “Redemption Date”), commencing on December 24, 2017, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on notes. Such amount will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding (a) the applicable Redemption Date or (b) if earlier, the date on which payment is to be made (as described below). If a Redemption Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.
•	TAX TREATMENT – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE SUBJECT TO Early redemption PRIOR TO MATURITY – The notes are subject to redemption at the sole discretion of the Issuer on the specified Redemption Dates indicated above. If the notes are redeemed prior to maturity, you will receive the principal amount of your notes plus accrued and unpaid interest to, but excluding the applicable Redemption Date. This amount will be less than you would have received had the notes not been called early and continued to pay interest over the full term of the notes. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. If we elect to redeem the notes early,
JPMorgan Structured Investments —	TS-1
Callable Step-Up Fixed Rate Notes

your return may be less than the return you would have earned on your investment had the notes been held to maturity, and you may not be able to reinvest your funds at the same rate as the notes. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE Step-up feature presents different investment considerations thaN fixed rate NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step-up as described on the cover of this amended and restated term sheet. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a stepped-up rate note, you should not focus on the highest stated Interest Rate, which usually is the final stepped-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	The INTEREST RATE OF THE CDs DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES —Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the CDs may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should only purchase the notes if you are comfortable receiving the stated interest rates set forth on the front cover of this amended and restated term sheet for the entire term of the notes.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment. Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.10% per annum, but a debt security issued in the then current market could yield an interest rate of 8.00% per annum, your note would be less valuable if you tried to sell it in the secondary market.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	TAX DISCLOSURE – The information under “Tax Treatment" in this amended and restated term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Tax Treatment" in a supplement to this amended and restated term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
JPMorgan Structured Investments —	TS-2
Callable Step-Up Fixed Rate Notes